Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Date: May 8, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Nudrat Salik Michael Fay Robert Augustin Jane Park

Re:	Basel Medical Group Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 18, 2024
CIK No. 0002004489

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated March 18, 2024 on the Company’s Draft Registration Statement on Form F-1 previously submitted on March 18, 2024.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) confidentially to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 18, 2024

Cover Page

1.	We note your disclosure on the cover page and Summary that you expect that you will be a controlled company following the completion of the offering. Please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response: Please refer to the new risk factor titled “We will be a “controlled company” after our listing under the Nasdaq corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.”

Prospectus Summary, page 1

2.	Please revise to clarify when Basel Medical was incorporated in the British Virgin Islands. We note your disclosure on page 3 that your founder started practicing in Singapore in 2001 and your first clinic was set up and incorporated in 2004. We also note your disclosure on page 31 that Basel Medical was incorporated on August 10, 2023 as part of your Group’s corporate reorganization to prepare for this listing.

Response: Please refer to the revised disclosure in the prospectus summary section, the “Corporate History and Structure” section and the “Business” section, where the date of incorporation has been added.

3.	We note your prominent disclosure in the Summary of your plans to provide medical services to patients across Singapore “and beyond” and that you plan to expand geographically “across the region.” Please balance your disclosure to clarify, if true, that your business strategy is to expand in neighboring places within the Asian region, such as Malaysia. We refer to your disclosure on page 57.

Response: Please refer to the Revised Draft Registration Statement which has been amended to disclose the potential expansion plan in Southeast Asia.

Risk Factors

Increase in operating costs, namely lease rental rates and risk of relocation, may cause disruption to our business operations, page 14

4.	We note your previous disclosure that you “are not dependent on any lease or other direct agreements with Gleneagles Medical Centre,” although you utilize their facilities. However, in a subsequent risk factor you state you “lease the premises of [y]our existing clinics,” which are located at the Gleneagles Medical Centre. In your first disclosure, please revise to clarify that you are dependent on your leases at Gleneagles Medical Centre with certain landlords.

Response: Please refer to the revised risk factor titled “We are dependent on the continuing operations of the private hospital and medical center where we conduct our business.”

We face potential risks associated with the handling of personal information and medical data, page 15

5.

We note that you rely on computer systems and network infrastructure to collect, process, and store sensitive and confidential data. Please disclose any potential or successful breaches, human errors, or similar events that have created an adverse cybersecurity event, or state that there have been no such events to date. Please also include any steps towards mitigating such risks the company has considered or taken.

Response: Please refer to the revised risk factor titled “We face potential risks associated with cybersecurity and the handling of personal information and medical data.”

We may not have adequate insurance coverage in place, page 17

6.	Please revise to clarify whether your practice, including the medical practitioners and any other practice providers, maintains professional malpractice insurance.

Response: Please refer to the revised risk factor titled “We may not have adequate insurance coverage in place despite having mandatory professional malpractice insurance.”

Special Note Regarding Forward-Looking Statements and Industry Data, page 28

7.	We note your disclosure here and on pages 7, 38, and 46 that investors “should not place undue reliance” on forward-looking statements in your registration statement. Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement.

Response: Please refer to the Revised Draft Registration Statement where such statements have been removed.

Use of Proceeds, page 29

8.	We note that you plan to use approximately 50% of the net proceeds from this offering for potential mergers and acquisitions. Please tell us whether there are any current planned acquisitions and your consideration of whether they are probable. Refer to Item 4b of Part I of Form F-1, which further refers to information required by Rule 3-05 and Article 11 of Regulation S-X. Please also note the disclosure requirements of Item 3B of Part I of Form 20-F if net proceeds may or will be used to finance acquisitions of other businesses.

Response: Please refer to the revised disclosure in the section “Use of Proceeds.” As part of our expansion plan, we regularly engage with potential partners to identify collaboration opportunities. This is especially because in light of our planned initial public offering and fund-raising, management has deemed it prudent to have a plan in place for the usage of proceeds from such potential IPO. As at the date of this letter, no binding agreement has been signed with any party relating to any mergers and acquisitions. As such, the Company believes that no such acquisitions are probable within the meaning of Rule 3-05 and Article 11 of Regulation S-X.

9.	Please revise this section to provide more specific detail regarding the use of the funds to be allocated to business expansion. See Item 3.C of Form 20-F.

Response: Please refer to the revised disclosure in the section “Use of Proceeds.”

Capitalization, page 31, page 31

10.	Pursuant to Item 3B of Part I of the Form 20-F, please also include indebtedness in your Capitalization Table.

Response: Please refer to the updated Capitalization table in the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Review of Results of Operations, page 41

11.	We note the decrease in revenue was attributable to lower patient count recorded for the clinics. Please revise your disclosure to describe the reason for the lower patient count.

Response: Please refer to the revised disclosure in the Revised Draft Registration Statement.

Industry Overview, page 46

12.	We note your disclosure on page 49 that the global sports medicine market size was valued at $8,520 million in 2020 and is projected to reach $12,862 million by 2030. Please balance your disclosure by disclosing the total addressable market in Singapore and the US that represents the types of sports medicine services that you provide to your patients.

Response: The Company has removed the reference to the global sports medicine market size. It is respectfully submitted that the Company does not have the expertise to accurately compute the size in monetary terms of the total addressable market in Singapore. The Company has no plans to appoint an industry consultant to conduct in depth research into such topic, taking into account the estimated expenses for such consultant and the estimated size of its offering.

Business, page 52

13.	We note your disclosure on page 52 that your “clinics have been selected by several insurance providers as preferred medical care providers and [y]our clinics are mostly MediSave accredited,” where your patients can submit their MediSave or Integrated Shield Plan claims through your clinics. You also disclose that your patients are either walk-in patients, employees of corporate clients or policyholders of insurance companies. To provide context for investors about your business model and operations, including the relevant risks, please disclose, for the financial periods presented, the percentage of your revenue attributable to insurance payments compared to client self-payments. Please also clarify whether you have entered into any long-term contracts with insurance providers or payors, such as MediSave or Integrated Shield Plan, and if so, please expand your disclosure to provide a brief description of the material terms of such long-term contracts, including when you began accepting insurance payments from your patients.

Response: Please refer to the revised section “Business—Overview” which sets out further details regarding basic facts about MediSave and Integrated Shield Plans in Singapore, which are national savings plans and health coverage plans and are not contractual counterparties. The Company has entered into certain arrangements with certain insurers. Please refer to the section titled “Our Corporate Clients” for the material terms of arrangements with partnering insurers. Please also refer to the revised disclosure in the section “Patient Types, Fees and Payments.”

The Group has entered into memoranda of understanding with multiple insurance companies, a common practice within the Singapore medical services industry, based on our knowledge of the industry. Please refer to the revised disclosure in the section titled “Our Corporate Clients.”

Through these arrangements, insurance firms would direct or refer their policyholders to our clinics for orthopedic surgeries and treatments. However, the Group does not currently regularly track and keep records of and segregate the proportion of our revenue derived from insurance reimbursements versus direct client self-payments, and it is respectfully submitted that it would not be possible to tabulate from scratch the percentage of revenue attributable to insurance payments compared to client self-payments.

Given the prevalence of such insurance reimbursement arrangements in Singapore, we believe that such practice is not a material determinant of our revenue performance, and we also respectfully submit that it is not meaningful to the reader to disclose when we began accepting insurance payments from patients or the proportion of revenue derived from insurance reimbursements versus direct client self-payments.

14.	We note your disclosure on pages 38 that you are “one of the top medical specialist providers in Singapore” with an “established brand name” and references on page 54 to your “best-in-class treatments and services” and “market-leading position” on page 57. For all statements throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements. In addition, where you disclose on page 54 that you have a “deep bench of medical practitioners,” please briefly describe how you measured and compared against other companies.

Response: Please refer to the Revised Draft Registration Statement which has been revised to remove such statements save for aspirational statements. It is respectfully submitted that the Group has four medical doctors under its employ and such fact has been disclosed in the registration statement.

15.

We note your disclosure on page 46 and elsewhere in the registration statement that the orthopedic market in Singapore is expected to be driven by key factors, such as the aging population, and that elderly healthcare support has “always been one of the main agenda of the Singapore government.” You also state on page 55 that your Group is “strategically positioned” to meet this growing demand for musculoskeletal medical services. Please expand your disclosure in this section to disclose the proportion of your current patient database that constitute elderly patients.

Response: The Company submits that while our patients’ age records are stored within our system, it is not customary for us to regularly track the percentage of elderly customers over time. As a result, extracting this information individually and manually from our database would be a tremendously labor-intensive process, taking into account the scale of our Group and our limited manpower resources. However, we may implement a tracking mechanism for this purpose in the future if the business need arises. Please refer also to the revised disclosure in the section “Ageing population in Singapore and strong demand for orthopedic care.”

We have a highly scalable corporate infrastructure..., page 54

16.

We note your disclosure on page 54 that “your shareholders bring with them a strong global network” that provides access to capital, potential partnerships, collaborations and market expansion opportunities on a global scale. Please clarify the current status of discussions and negotiations regarding any partnerships or collaborations. To the extent that negotiation regarding any such partnership or collaboration are ongoing, please disclose material details of those processes and what relationships you have to any such potential partners.

Response: The Company respectfully submits that in light of our planned initial public offering and fund-raising, management has deemed it prudent to establish a plan in place for the usage of proceeds from such potential IPO. As such, the Company has on occasion held discussions with third parties relating to potential partnerships, collaborations and market expansion opportunities. Nevertheless, no binding arrangements have since materialized and no binding agreement has been signed as of the date of this letter. Please refer to the revised disclosure in the section “We have a highly scalable corporate infrastructure to support growth.”

Our Growth Prospects, page 55

17.

We note your disclosure on page 55 that the global orthopedic devices market is projected to reach $48.1 billion by 2027 from $36.3 billion in 2022. Please describe what is meant by “global orthopedic devices market,” clarify whether you develop or manufacture any orthopedic devices, and expand your disclosure throughout the registration statement to discuss the types of orthopedic devices that you provide. Please also revise to include the addressable market for orthopedic treatments in Singapore and Asia, including any orthopedic devices.

Response: Please refer to the revised disclosure in the sections “Increasing awareness and use of orthopedic treatments and devices,” “Patient Types, Fees and Payments,” and “Orthopedic Services—Treatment Process.”

Our Business Model, page 57

18.

We note your disclosure on page 58 that your SKS and SKC group entities are “currently dormant.” Please clarify whether these entities relate to Singapore Knee, Sports and Orthopaedic Services Pte. Ltd. and Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd., respectively, and if so, please provide additional detail regarding the status of these entities, including the purpose for which the entities were created, whether they conducted any operations to date, the scope of their activities, and why and when they were closed and your future plans for these practices. Please revise your disclosure elsewhere in the registration statement, including the organizational structures, as applicable.

Response: Please refer to the section titled “Conventions that apply to this prospectus” which have defined the terms “SKS” and “SKC,” and the revised disclosure in the sections “Corporate History and Structure” and “Patient Types, Fees and Payments.”

Our Corporate Clients, page 66

19.

We note your disclosure on page 54 and elsewhere in the registration statement that your corporate client base underpins your business model and contributed approximately 25% of your revenue in the fiscal year ended June 30, 2023. You also disclose that 1,400 patients were referred to by its corporate clients, 1,389 of which were onboarded in the last two fiscal years. Please expand your disclosure relating to your corporate clients. By way of example only, please clarify whether your ten largest customers include any of your corporate clients and address whether your business is dependent on a concentrated number of corporate clients. Please revise to also include relevant risk factor disclosure.

Response: Please refer to the revised section titled “Customer Base.”

20.

You disclose that you have entered into arrangements with certain corporate clients with perpetual terms, subject to periodic renewal or notice periods. Please expand your disclosure relating to the long-term agreements you have entered into and file such agreements as exhibits to the registration statement or provide us with an analysis supporting a determination that you are not required to file them as exhibits. See Instructions to Exhibits Section 4 of Form 20-F.

Response: The Group has entered into close to 100 agreements or memoranda of understanding with such corporate clients. Moreover, we have disclosed our customer concentration risk analysis in the section “Customer Base”. Hence, the Company respectfully submits that it would not be meaningful to the reader to include all or any of such agreements or memoranda of understanding as exhibits due to the low customer concentration risk. Please refer to the disclosures regarding the material terms of such arrangements in the section titled “Our Corporate Clients” which the Company believes has set out the material terms of such arrangements.

Our Medical Practitioners, page 66

21.

We note your disclosure relating to your four medical practitioners’ credentials, experience and expertise. Please revise to disclose when each practitioner joined your practice. We also refer to your disclosure on page 52 that your group of medical practitioners consists of three orthopedic specialists and one neurosurgery specialist. Please clarify whether each of the three orthopedic doctors provide specific sub-specialties or services within the practice, which offers a range of orthopedic, trauma, sports medicine treatments and services.

Response: Please refer to the revised disclosure which includes the months and years such practitioners joined our Group. It is respectfully submitted that the biographies have disclosed their relevant credentials and capabilities and there is no other sub-specialty provided by such practitioners.

Competition, page 68

22.

We note your disclosure that there are certain other corporate groups in Singapore offering orthopedic treatments, including listed companies, as well as small and medium enterprises. Please revise to identify your key competitors and clarify whether any of your competitors have also been offering similar private orthopedic and physiotherapy services for twenty or more years in the Singapore market.

Response: Please refer to the revised section titled “Competition.”

Our Patients and Clients, page 68

23.	Please expand your disclosure to provide a breakdown of your revenues based on the type of services provided, such as sports medicine, trauma, and neurosurgical services.

Response: It is respectfully submitted that the Group does not currently regularly track and keep records of and segregate the proportion of our revenue derived from different types of services, such as sports medicine, trauma, and neurosurgical services, or other categories, and that preparing such information would be inordinately onerous to the Group given the scale of its operations and its limited manpower. However, the Group is able to categorize its revenue by inpatient and outpatient treatments. Please refer to the revised disclosure in “Customer Base.”

Intellectual Property, page 70

24.

We note your disclosure on page 7 that your business relies on the “recognition of [y]our brand names and trademarks” and that your intellectual property rights primarily comprise of registered trademarks. Please revise to clarify whether you have trademark protection for your brand names in each market in which you operate clinics and expand your disclosure relating to your registered trademarks, including the number of trademarks, when you obtained such trademarks, and the jurisdictions in which you registered such trademarks. Please also revise your risk factor disclosure on page 13 accordingly.

Response: Please refer to the revised risk factor titled “Our business relies to some extent on the recognition of our brand names and trademarks, as well as the reputation of our specialist doctors” and the revised section “Intellectual Property.”

Properties, page 70

25.

We note your disclosure on page 83 relating to your lease agreement with Kevin Yip that expires on June 30, 2024 and a premises sharing agreement dated July 1, 2023 with Joanna Lin Medical Services Pte. Ltd. We also refer to the Tenancy Agreement you entered into with Chan Orthopaedic Clinic Pte Ltd. that expires on August 17, 2024 filed as Exhibit 10.12 to the registration statement. Please revise your disclosure in this section to disclose the key terms of each agreement and disclose whether you plan to renew such agreements, as applicable. Please also file the premises sharing agreement with Joanna Lin Medical Services Pte. Ltd. as an exhibit to the registration statement or explain to us why you are not required to do so. See Instructions to Exhibits Section 4(b)(iv) of Form 20-F.

Response: The premises sharing agreement provides for the use of the Company’s clinic at 6 Napier Road, Unit #03-07 by entities related to the spouse of Dr Kevin Yip, wherein such entities may utilize the premises for four hours each calendar month for a fee of S$200 per month. It is hence respectfully submitted that the premises sharing agreement is immaterial in amount and significance and is neither a material lease upon which we hold part of the property described in the registration statement nor a material contract upon which the Company is reliant upon, and the filing of such agreement is thus not required pursuant to the instructions in Form 20-F. Please refer to the revised disclosure in “Related Party Transactions.”

Licenses, Permits and Approvals, page 71

26.

We note that three of your licenses for non-ionizing and ionizing radiation irradiating apparatuses are expiring in 2024. Please clarify the status of such licenses, including the expiration date for each such license. Please discuss the impact on your business of such expiry and/or pending expiry of the licenses.

Response: Please refer to the revised disclosure in the section titled “Licenses, Permits and Approvals.” Please also refer to the risk factor titled “We must comply with regulations and licensing conditions governing the healthcare sector, and compliance may involve significant costs. There is a risk that we may not retain, renew, or obtain the necessary licenses and permits for our business operations.”

Directors and Executive Officers, page 76

27.

For each of Raymond Wai Man Cheung and Jianing Lu, please disclose the specific skills, qualifications and attributes that led you to the conclusion that such person should serve as your director. Refer to Item 6.A. of Form 20-F.

Response: Please refer to the revised disclosure in the section titled “Directors and Executive Officers,” which the Company believes is in line with the level of detail provided by other new registrants.

Employment Agreements and Director Agreements, page 77

28.

We note your disclosure that you have entered in employment agreement with each of your executive officers. Please expand your disclose to include a summary of the material terms of these agreements. Please also file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Instructions to Exhibits Section 4(c) of Form 20-F.

Response: Please refer to the added exhibits 10.5 and 10.6 and the revised disclosures in the section titled “Employment Agreements and Director Agreements.” It is respectfully submitted that the Company believes the material terms of such employment agreements have been disclosed in such section.

U.S. Federal Income Tax Considerations, page 97

29.

Please revise the heading of this section as well as the introductory paragraph to clarify that the discussion is of the material tax consequences. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.

Response: Please refer to the revised section now titled “Material U.S. Federal Income Tax Considerations.”

Consolidated Financial Statements

Consolidated Statement of Profit or Loss and Comprehensive Income, page F-3

30.

Your presentation of gross profit appears to exclude costs that you would be required to incur in order to generate revenue. Your disclosure on page 40 indicates that these excluded costs include staff-related expenses (including remuneration of doctors, nurses, clinic assistants, physiotherapists and administrative staff), premises-related expenses (including clinic rental and utilities), as well as depreciation and amortization. It appears that your current presentation does not provide your financial statement users insight into the total cost you incurred to generate your revenue or the amount incurred for other functional activities, such as selling, general and administrative. Please explain to us how you current presentation is appropriate under IAS 1, or make the appropriate changes. Refer to paragraphs 15, 29, 85, 85A, 99, and 103 of IAS 1.

Response: It is respectfully submitted that changes have been made to the financial statements to present the expenses by nature according to IAS1 paragraph 102 to provide more relevant and reliable information. This is also in line with the industry practice of other listed healthcare service providers. Internally, expenses by nature method is also used for reporting purposes.

Note 2.4 Revenue, page F-11

31.

Pursuant to IFRS 15.119 (b), please disclose whether the consideration amount is variable and whether the estimate of variable consideration is typically constrained. For example, we note that there may be contractual adjustments and discounts related to your arrangements with corporations and insurance which may result in variable consideration.

Response: It is submitted that “Note 2.4—Revenue from contracts with customers” has been updated to include disclosures on variable consideration in accordance with IFRS 15.119 (b).

32.	Please disclose the disaggregated revenue information required by IFRS 15.114 and also provide us your analysis of the disclosure requirements applied to your full facts and circumstances.

Response: It is submitted that disaggregated revenue information has now been added under “Note 2.4.” Revenue has been disaggregated according to the type of services (ie, orthopaedic services and physiotherapy services) in accordance with IFRS 15.114 and the guidance in paragraphs B87–B89. Disaggregated revenue by type of services is also used internally for management reporting purposes and used in the evaluation of the financial performance and resource allocation decisions.

33.	Please provide the disclosures required by IFRS 15.126 for determining the transaction price and the amounts allocated to performance obligations.

Response: “Note 2.4—Revenue from contracts with customers” has now been updated in accordance with IFRS 15.126.

Note 5. Other Income, page F-28, page F-28

34.

We note that other income derived from government grants represented approximately 13% of your profit before tax during the year ended June 30, 2022. In this regard, please provide the disclosures required by IAS 20.39, including the nature of government grants received and any unfulfilled conditions and contingencies related to the government grants received.

Response: It is respectfully submitted that the information in Note 5 has now been updated in accordance with IAS 20.39 in the Revised Draft Registration Statement.

Note 15. Amount Due From/(To) Related Parties, page F-34

35.

We note amount due from related parties of S$10.6 million represents approximately 71% of your total current assets at June 30, 2023 and the amount due from a director of S$1.3 million represents an additional 9% of your total current assets. In light of this significance, please provide more detailed disclosures regarding these amounts, including the nature of the transactions which resulted in these amounts due as well as the significant terms and conditions of these amounts due. Refer to IAS 24.18. Please also disclose whether any of these amounts have been subsequently collected in cash.

Response: “Note 14—Amount due from a director” and “Note 15—Amount due from related parties” have been updated to include further disclosure in accordance with IAS 24.18.

Note 16. Borrowings, page F-35

36.

We note your disclosures pursuant to IFRS 7.18 regarding breaches of covenants which resulted in the classification of certain term loans as current liabilities. We also note the maturity dates disclosed on page F-36. It appears that the amount classified as current liabilities exceeds the amounts related to term loans with covenant breaches and those with maturity dates within twelve months of the reporting period. In this regard, please describe for us how you determined which bank borrowings should be classified as current or noncurrent liabilities pursuant to IAS 1.69.

Response: We respectfully submit as follows:

Bank borrowings are classified as current when they are due to be settled within twelve months after the reporting period, and if otherwise they are classified as non-current. Referring to the term loan table under Note 16 on page F-36, the breaches of covenants are in relation to term loan #6 and term loan #9.

As to term loan #6, the facility amount is S$1,400,000 with a maturity date on April 2026. With the breach of covenant, the bank is entitled to request immediate repayment of the outstanding balance of S$812,605 as of June 2023 (2022: S$1,087,508), which is the current liability amount recognized for this term loan #6.

As to term loan #9, the facility amount is S$850,000 with a maturity date on April 2026. With the breach of covenant, the bank is entitled to request immediate repayment of the outstanding balance of S$493,372 as of June 2023 (2022: S$660,133), which is the current liability amount recognized for this term loan #9.

The full outstanding balances of these two loans were recorded as current liabilities as at June 30, 2023 and 2022 on a prudent basis, even though the bank has not requested any early repayment of such loans as of now.

The amount recognized in current liabilities for term loan #6 and #9 does not exceed the total facility amount for these two loans. Total facility amount of all term loans is S$11,659,560 (US$8,622,021) as per the term facility table under Note 16 on page F-36 and current portion of the borrowing on our consolidated balance sheet is US$2,802,033 which is less than the total facility amount.

37.

In regards to your covenant breaches, please expand your disclosures to address steps you are taking to avoid the breach, the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration provisions), and any alternate sources of funding to pay off resulting obligations or replace funding.

Response: Please refer to the revised disclosures under Note 16 for term loans #6 and #9. It is respectfully submitted that the Group currently generates its cash mainly through operating activities and there is no current plan to obtain alternate funding through additional loans. Please refer to the added risk factor “Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.”

Exhibits

38.

We note that certain portions of Exhibits 10.1 and 10.2 have been redacted. Please revise the footnote to the exhibit index regarding the omission of information from certain filed exhibits to specify the rule relied upon. Pursuant to Item 601(b)(10)(iv), please include a statement at the top of the first page of such exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.

Response: Please refer to the revised exhibits and the revised exhibit index.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0609 or btan@srfc.law and (646) 963-6393 or mmak@srfc.law.

Thank you for your time and attention.

Very truly yours, For and on behalf of Basel Medical Group Ltd

/s/ Raymond Wai Man Cheung
Name: Raymond Wai Man Cheung Position: Chief Executive Officer